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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Under the Securities Exchange Act of 1934

Clary Corporation
(Name of Issuer)

Dynamic Power Corporation—Offeror
(Name of Filing Persons (identifying status as offeror, issuer, or other person))

Common Stock $1.00 Par Value
(Title of Class of Securities)

182720102
(CUSIP Number)

John G. Clary
225 East Huntington Drive
Monrovia, California 91016
(626) 305-9109
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

John A. Laco, Esq.
O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, California 90071
Telephone: (213) 430-6544

Calculation of Filing Fee

Transaction Valuation N/A	*Amount of Filing Fee None required

*Set forth the amount on which the filing fee is calculated and state how it was determined.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No:
Filing Party:
Date Filed:

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

    ☒    Third-Party tender offer subject to Rule 14d-1.

    ☐    Issuer tender offer subject to Rule 13e-4.

    ☒    Going-Private Transaction subject to Rule 13e-3.

    ☒    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

CUSIP No. 182720102	13D

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John G. Clary

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 158,749**
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,589,712*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 158,749**
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,589,712*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,748,461*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.3%*

14	TYPE OF REPORTING PERSON
IN

*
Includes shares of common stock beneficially owned by each of the other Reporting Persons. John G. Clary beneficially owns 6,510 shares of common stock, which shares are issuable upon conversion of 5,661 shares of the Issuer's Class A Preferred Stock, directly in his individual capacity. His spouse, Barbara P. Clary, beneficially owns 48,000 shares of common stock. John G. Clary is Trustee of the John G. Clary Living Trust, which beneficially owns 113,071 shares of common stock, and the J&B Clary Trust, which beneficially owns 166,893 shares of common stock.

**
John G. Clary is Trustee of the Harland W. Gerds Trust, which directly owns 158,749 shares of common stock. The Harland W. Gerds Trust is not a party to the share exchange agreements described in Exhibit 99.2 hereto.

CUSIP No. 182720102	13D

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Barbara P. Clary

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,589,712*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,589,712*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,712*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.7%*

14	TYPE OF REPORTING PERSON
IN

*
Includes shares of common stock beneficially owned by each of the other Reporting Persons, except for the 158,749 shares of common stock beneficially owned by John G. Glary and owned directly by the Harland W. Gerds Trust, which is not a party to the share exchange agreements described in Exhibit 99.2 hereto. Barbara P. Clary directly owns 48,000 shares of common stock.

CUSIP No. 182720102	13D

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John P. Clary

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,589,712*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,589,712*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,712*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.7%*

14	TYPE OF REPORTING PERSON
IN

*
Includes shares of common stock beneficially owned by each of the other Reporting Persons, except for the 158,749 shares of common stock beneficially owned by John G. Glary and owned directly by the Harland W. Gerds Trust, which is not a party to the share exchange agreements described in Exhibit 99.2 hereto. John P. Clary directly owns 148,638 shares of common stock.

CUSIP No. 182720102	13D

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hugh L. Clary

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,589,712*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,589,712*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,712*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.7%*

14	TYPE OF REPORTING PERSON
IN

*
Includes shares of common stock beneficially owned by each of the other Reporting Persons, except for the 158,749 shares of common stock beneficially owned by John G. Glary and owned directly by the Harland W. Gerds Trust, which is not a party to the share exchange agreements described in Exhibit 99.2 hereto. Hugh L. Clary directly owns 89,902 shares of common stock.

CUSIP No. 182720102	13D

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Addmaster Corporation IRS #95-223-9410

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,589,712*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,589,712*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,712*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.7%*

14	TYPE OF REPORTING PERSON
CO

*
Includes shares of common stock beneficially owned by each of the other Reporting Persons, except for the 158,749 shares of common stock beneficially owned by John G. Glary and owned directly by the Harland W. Gerds Trust, which is not a party to the share exchange agreements described in Exhibit 99.2 hereto. Addmaster Corporation beneficially owns 1,014,758 shares of common stock directly, consisting of 574,758 shares of common stock and rights to acquire 440,000 shares of common stock issuable upon the conversion of 55,000 shares of the Issuer's Class B Preferred Stock.

CUSIP No. 182720102	13D

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dynamic Power Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 1,589,712*
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH
	10	SHARED DISPOSITIVE POWER 1,589,712*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,712*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.7%*

14	TYPE OF REPORTING PERSON
CO

*
Includes shares of common stock beneficially owned by each of the other Reporting Persons, except for the 158,749 shares of common stock beneficially owned by John G. Glary and owned directly by the Harland W. Gerds Trust, which is not a party to the share exchange agreements described in Exhibit 99.2 hereto. Dynamic Power Corporation beneficially owns 0 shares of common stock directly.

AMENDMENT TO SCHEDULE 13D

        This Amendment to Schedule 13D (this "Amendment") is filed jointly by John G. Clary, Barbara P. Clary, John P. Clary, Hugh L. Clary, Addmaster Corporation and Dynamic Power Corporation (the "Reporting Persons") with respect to the Common Stock, $1.00 par value per share, of Clary Corporation, a California corporation (the "Issuer"). This Amendment consolidates and amends the statements of beneficial ownership on Schedule 13D filed by (i) John G. Clary, as amended by Amendment No. 1 thereto filed on August 2, 1982, Amendment No. 2 thereto filed on March 11, 1983, Amendment No. 3 thereto filed on September 14, 1984, Amendment No. 4 thereto filed on April 17, 1998, Amendment No. 5 thereto filed on March 15, 2002 and Amendment No. 6 thereto filed on May 3, 2002, (ii) Addmaster Corporation on November 7, 1995, as amended by Amendment No. 1 thereto filed on March 15, 2002 and Amendment No. 2 thereto filed on May 3, 2002, and (iii) John P. Clary on April 17, 1998.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2002

JOHN G. CLARY
/s/ JOHN G. CLARY

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2002

BARBARA P. CLARY
/s/ BARBARA P. CLARY

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2002

JOHN P. CLARY
/s/ JOHN P. CLARY

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2002

HUGH L. CLARY
/s/ HUGH L. CLARY

        After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2002

ADDMASTER CORPORATION
By:	/s/ HUGH L. CLARY
Name:	Hugh L. Clary
Its:	Vice President

        After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2002

DYNAMIC POWER CORPORATION
By:	/s/ JOHN G. CLARY
Name:	John G. Clary
Its:	President

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1	Joint Filing Agreement
99.1	Press Release issued by John G. Clary on November 6, 2002
99.2	Letter from John G. Clary to the Board of Directors of Clary Corporation

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AMENDMENT TO SCHEDULE 13D
SIGNATURES
EXHIBIT INDEX